Sticker to Prospectus

     The Prospectus for ICON Leasing Fund Eleven, LLC consists of this sticker, the Prospectus which is dated April 21, 2005 and Supplement No. 1, dated June 17, 2005. Supplement No. 1 contains information related to the current status of the offering; a revision to the Estimated Use of Proceeds Section of the prospectus; and revisions to the Limited Liability Company Agreement.

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                          ICON LEASING FUND ELEVEN, LLC

                                SUPPLEMENT NO. 1
                               DATED JUNE 17, 2005

                               TO PROSPECTUS DATED
                                 APRIL 21, 2005

Summary

     We are providing you with this Supplement No. 1, dated June 17, 2005, to update the Prospectus dated April 21, 2005. The information in this Supplement No. 1 supplements, modifies and supersedes some of the information contained in the ICON Leasing Fund Eleven, LLC ("Fund Eleven") Prospectus. This Supplement No. 1 forms a part of, and must be accompanied or preceded by, the Prospectus.

     The primary purposes of this Supplement No. 1 are to:

o    Describe the current status of the offering;

o    Revise the Estimated Use of Proceeds Table of the Prospectus; and

o Revise the Limited Liability Company Agreement of Fund Eleven contained in Exhibit A of the Prospectus.

Current Status of the Offering

     As of June 10, 2005, 17,278.86837 shares had been sold to 550 members, and those members had contributed capital of $17,278,868.37 to Fund Eleven. Fund Eleven has not yet purchased any equipment but is seeking various equipment leasing opportunities. The minimum offering was achieved on May 6, 2005 and the $10 million minimum offering for Pennsylvania was achieved on May 26, 2005.


Revision to the Estimated Use of Proceeds Table

Footnote 3 to the Estimated Use of Proceeds Table of the Prospectus on page 25 is replaced in its entirety by the following:

     "3. Fund Eleven will pay ICON Securities Corp., an affiliate of ours who is acting as dealer-manager, an underwriting fee equal to $20.00 for each share sold (2.00% of the gross offering proceeds assuming all shares are sold for $1,000 each) for managing the offering and to reimburse it, on a non-accountable basis, for wholesaling fees and expenses. A portion of the $20.00 may be reallowed to selling dealers to reimburse them for marketing expenses, such as sales seminars, conferences and meetings in connection with this offering."

Revisions to the Limited Liability Agreement of Fund Eleven

     Fund Eleven has revised Sections 3.1 and 10.2(a)(i)(D) of the Limited Liability Company Agreement (the "LLC Agreement") which is attached as Exhibit A to the Prospectus.

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Section 3.1 of the LLC Agreement is replaced in its entirety by the following:

     "The Company has been organized for the purposes of: (a) acquiring, investing in, purchasing, owning, acquiring options to purchase, holding, leasing, re-leasing, financing, refinancing, borrowing, managing, maintaining, operating, improving, upgrading, modifying, exchanging, assigning, encumbering, creating security interests in, pledging, selling, transferring or otherwise disposing of, and in all respects otherwise dealing in or with, equipment and any other type of direct or indirect interest (including residual interests, which encompass, among other things, the right to Equipment rental and sales proceeds after the payout of debt associated with the Equipment) in Equipment and Leases of all kinds and purchasing controlling equity interests in Equipment-owning entities or entities owning direct or indirect interests in Equipment; and (b) establishing, acquiring, conducting and carrying on any business suitable, necessary, useful or convenient in connection therewith."

Section 10.2(a)(i)(D) of the LLC Agreement is replaced in its entirety by the following:

"(D) otherwise be satisfactory in form to the Manager."


Our Compensation

     Through June 10, 2005, Sales Commissions, Underwriting Fees and the O&O Expense Allowance totaling $2,332,295.04 have been paid to us and our affiliates in connection with this offering. These fees are described on pages 26 and 27 of the Prospectus.